Exhibit 21.1

Subsidiaries of Boot Barn Holdings, Inc.

Legal Name	Jurisdiction of Organization or Incorporation
Boot Barn, Inc.	Delaware
RCC Western Stores, Inc.	South Dakota
Baskins Acquisition Holdings, LLC	Delaware
Boot Barn International (Hong Kong) Limited	Hong Kong
Sheplers Holding Corporation	Delaware
Sheplers, Inc.	Kansas